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VIA EDGAR AND HAND DELIVERY Jeffrey P. Riedler Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Frankfurt	San Diego
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Re:	Conatus Pharmaceuticals Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 1, 2013
File No. 333-189305

Dear Mr. Riedler:

We are in receipt of the Staff’s letters dated July 3, 2013 and July 8, 2013 with respect to the above-referenced Registration Statement (the “Registration Statement”). We are responding to the Staff’s comments on behalf of Conatus Pharmaceuticals Inc. (“Conatus” or the “Company”) as set forth below. Simultaneously with the filing of this letter, Conatus is submitting via EDGAR Amendment No. 2 to the Registration Statement (the “Amendment”), responding to the Staff’s comments and updating the Registration Statement. Courtesy copies of this letter and the Amendment (marked to show changes thereto) are being submitted to the Staff by hand delivery.

Conatus’ responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letters. All terms used but not defined herein have the meanings assigned to such terms in the Amendment. For ease of reference, we have set forth the Staff’s comments and Conatus’ response for each item below.

Letter dated July 3, 2013

Summary Consolidated Financial Data, page 7

1.	Expand your pro forma disclosures throughout the filing to explain your basis for assuming the preferred stock will be converted into common stock.

Conatus’ Response: The Company has revised pages 6, 8, 41, 43 and F-9 of the Amendment in response to the Staff’s comment.

*    *    *

July 8, 2013

Letter dated July 8, 2013

Emricasan History, page 71

1.	We note that you disclose on page 72 that you received approval of the IND for emricasan for HCV-POLT in January 2013. Please expand your disclosure to state whether you also filed separate INDs for the use of emricasan for ACLF and CLF and if so include when you made these filings. If you made no additional IND filings please state why you believed no such additional filings were necessary.

Conatus’ Response: The Company has revised page 75 of the Amendment in response to the Staff’s comment.

Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-5435. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Cheston J. Larson, Esq.

Cheston J. Larson, Esq. of LATHAM & WATKINS LLP

Enclosures

cc:	Matthew Jones, Securities and Exchange Commission

Steven J. Mento, Ph.D., Conatus Pharmaceuticals Inc.

Matthew T. Bush, Esq., Latham & Watkins LLP

Christopher G. Geissinger, Esq., Latham & Watkins LLP